MOMENTA PHARMACEUTICALS, INC.	675 WEST KENDALL STREET	T: 617.491.9700	F: 617.621.0431
	CAMBRIDGE, MA 02142	WWW.MOMENTAPHARMA.COM

June 22, 2007

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 6010
Washington, D.C. 20549

Attention:   Amy C. Bruckner

Re:                               Momenta Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 15, 2007
File No. 000-50797

Ladies and Gentlemen:

On behalf of Momenta Pharmaceuticals, Inc. (“Momenta” or the “Company”), submitted herewith is a response to comments contained in a letter dated June 6, 2007 (the “Letter”) from Jim B. Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Richard P. Shea, Chief Financial Officer of Momenta.  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.  We advise you as follows:

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Liquidity and Capital Resources, page 54

1.                                       Your operating cash flow discussion merely repeats amounts disclosed on the statements of cash flows.  Please provide us, in a disclosure-type format, information that addresses the underlying reasons for the comparative changes in your working capital components for the financial statement periods presented.  In doing so, please refer to Commission Release No. 33-8350: “Interpretation — Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which you can find on our website at www.sec.gov/rules/interp/33-8350.htm.

Response:                                        In response to the Staff’s comment, included below in a disclosure-type format is a discussion that addresses the underlying reasons for the comparative changes in the Company’s working capital components for the financial statement periods presented in its Form 10-K for the Fiscal Year Ended December 31, 2006.

During the years ended December 31, 2006, 2005 and 2004, our operating activities used $25.2 million, $17.0 million and $12.6 million, respectively.  The use of cash for operating activities generally approximates our net loss adjusted for non-cash items and changes in operating assets and liabilities.  Our net losses have increased year over year as we increase our headcount and develop our product candidates.  For 2006, our net loss adjusted for non-cash items was $40.1 million.  In addition, the net change in our operating assets and liabilities provided $14.9 million, primarily due to an increase in deferred revenue of $13.4 million relating to the equity investment premium paid by Novartis in connection with the 2006 Sandoz Collaboration offset by the restriction of $2.9 million in conjunction with a letter of credit securing office and lab space.  Remaining increases of approximately $3.6 million in accounts payable and accrued expenses were due to general increases in our business activities as a result of greater headcount and increased product development costs.  For 2005, our net loss adjusted for non-cash items was $17.3 million, and the net change in our operating assets and liabilities provided $0.3 million. Increases in operating assets and liabilities were due to the collection of $2.2 million in 2005 for receivables from 2004 and an increase in accrued expenses of $1.7 million due to increases in headcount related expenses and product development costs.  These increases were offset by the effects of increases in unbilled collaboration revenue and prepaid expenses of $3.0 million due to greater reimbursable development spend over the prior year and an increase in interest receivable due to a higher average cash balance.   For 2004, our net loss adjusted for non-cash items was $10.5 million, and the net change in our operating assets and liabilities used $2.0 million, primarily due to a receivable from Sandoz in the amount of $2.2 million that was subsequently paid in 2005, the restriction of $1.5 million in conjunction with a letter of credit securing office and lab space, and other increases in current assets of $2.0 million.  Offsetting these decreases were increases in accounts payable and accrued expenses of $3.7 million due to greater headcount and increased product development costs.

Critical Accounting Policies and Estimates, page 55

Revenue, page 55

2.                                       Your discussion of critical accounting policies does not explain how the specified estimates have affected your results of operations.  Please provide us disclosure that quantifies how accurate your estimates and assumptions have been in the past. Refer to Release No. 33-8350.

Response:              Our response to item 2 is combined with our response to item 3.

3.                                       In addition to the above, please provide us with additional information, in a disclosure-type format, regarding the information that you rely on in estimating your continuing obligations under your 2003 collaboration and license agreement with Sandoz N.V. and Sandoz, Inc. (“Sandoz”).  Specifically, tell us what factors management considers in estimating your remaining performance obligation under the agreement and how any changes in that estimate impacted your results of operations for the financial statement periods presented.

Response:                                         In response to the Staff’s comment, included below in a disclosure-type format is information that explains how the specified estimates have affected our results of operations, quantifies how accurate our estimates and assumptions have been in the past, and discusses the information that the Company relies on in estimating its continuing obligations under its 2003 collaboration and license agreement with Sandoz.

Payments received in advance of performance obligations or in cases where we have a continuing obligation to perform services are deferred and recognized over the performance period.  When we are required to defer revenue, the period over which such revenue is recognized is based on estimates by management and may change over the course of the collaborative agreement.  We have deferred an up-front payment of $588,000 in connection with our 2003 Sandoz Collaboration.  At the inception of the 2003 Sandoz Collaboration we estimated the term of our performance obligation to be four years, based on our development plans and our estimate of the FDA’s review period.  The development plans included designing a manufacturing process to make M-Enoxaparin, scaling up the process, contributing to the preparation of an ANDA to be filed with the FDA, further scaling up the manufacturing process to commercial scale, and related development of intellectual property.  Each reporting period we reassess our remaining performance obligation under the 2003 Sandoz Collaboration by considering the time period over which any remaining development and related services to be provided prior to obtaining FDA approval are expected to be completed.   Changes in our estimate could occur due to changes in our development plans or due to changes in regulatory or legal requirements.  As of December 31, 2006, we have not revised our original estimate of four years and continue to believe that it reflects our best estimate of the period of our performance under the 2003 Sandoz Collaborative agreement.   Accordingly, there have been no adjustments to our consolidated statement of operations for any of the years presented as a result of changes in the estimate of our remaining performance obligations under our 2003 Sandoz Collaboration.

Notes to Consolidated Financial Statements, page 64

Collaborations and License Agreements, page 73

4.                                       You disclose in Note 1 that you recognize revenue pursuant to the provisions of EITF No. 00-21.  You also disclose that you recognize revenue from reimbursable research and development costs associated with providing services that have “stand alone value” as you perform those services, net of any amounts due back to your collaborative partner.  In order to assist us in understanding how you apply the accounting policy outlined in Note 1 to your agreements with Sandoz, please provide us with the information that follows, in a disclosure-type format.

•                       Quantify the amount of the upfront fee received and the amount recognized within revenue for each financial statement period presented as well as the related amortization period and management’s basis for that period.

•                       Provide us with an analysis of the 2003 Sandoz agreement and the various deliverables thereunder in relation to the provisions of EITF No. 00-21. Specifically, please clarify whether you are attributed the up-front fee received to the extension of a technology license to Sandoz and support your decision to defer that fee and recognize it over the estimated performance period.

•                       Specify the terms of your joint steering committee agreement, including whether or not you have a right or an obligation to sit on the committee.

•                       Contrast your accounting for the up-front fee to your decision to recognize the research and development expense reimbursement payment as you perform the related services, as it appears you have not bundled those services with the license as a single unit of accounting.

•                       Tell us why you net shared development expense costs reimbursable to Sandoz against collaboration revenue, which appears inconsistent with recognizing the related reimbursement received on a gross basis within your statements of operations. Reference the applicable authoritative literature under GAAP that supports your accounting treatment.

•                       Tell us how you intend to account for the milestones of any profit-sharing or royalty payments associated with the Sandoz agreement in the context of EITF No. 00-21. Describe the related milestone achievement triggers.

Response:                 In response to the Staff’s comment, included below in a disclosure-type format is the requested information regarding the application of the accounting policy outlined in Note 1 to the financial statements included in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2006 as it relates to the Company’s agreements with Sandoz.

Under the 2003 Sandoz Collaboration, the Company granted a license that gives Sandoz the exclusive right to manufacture, distribute and sell M-Enoxaparin in the United States.  M-Enoxaparin is a generic version of Lovenox, a low molecular weight heparin product.  The Company agreed to provide development and related services on a commercially reasonable best-efforts basis, which included developing a manufacturing process to make M-Enoxaparin, scaling up the process, contributing to the preparation of an ANDA to be filed with the FDA, further scaling up the manufacturing process to commercial scale, and related development of intellectual property.  Upon FDA approval of M-Enoxaparin and product launch, Sandoz is responsible for commercialization activities and will exclusively distribute and market the product.

As compensation under the arrangement, the Company received a $588,000 non-refundable up-front payment as reimbursement for certain specified vendor costs that were incurred prior to the signature date of the agreement.  The Company is paid at cost for external costs incurred for development and related activities and is paid for full time equivalents (FTEs) performing development and related services.  The Company may receive up to $55.0 million in milestone payments, triggered upon and following commercialization of M-Enoxaparin.  The Company receives a profit-share or royalty upon commercial sales of M-Enoxaparin.  If M-Enoxaparin is the sole marketed generic enoxaparin product, the Company receives a specified percentage of the profit from sales of the product.  If there are one or more competitors marketing a generic enoxaparin product, the Company receives a royalty equal to a specified percentage of net sales or a combination of royalty payment and profit-share.  None of these payments, once received, are refundable and there are no general rights of return in the arrangement.

The Company has determined that two deliverables exist under the arrangement: (i) the license and (ii) the development and related services.  The Company has determined that the license does not meet the EITF 00-21 criteria for separation as it does not have standalone value apart from the development services, which are proprietary to the Company.  Therefore, the Company has determined that a single unit of accounting exists with respect to its 2003 Sandoz Collaboration agreement.

In accordance with EITF 00-21, the amount of allocable arrangement consideration is limited to amounts that are fixed or determinable, therefore, only the $588,000 has been allocated to the single unit of accounting as of the collaboration initiation date.  The Company recognizes this consideration over four years, as determined based upon the estimated period over which the remaining development and related activities will be completed prior to obtaining FDA approval.  As of December 31, 2006, there have been no changes to this estimate.  For each of the years ended December 31, 2006, 2005 and 2004, the Company recognized approximately $147,000 in revenue relating to this allocated consideration.

The Company recognizes revenue from FTE services and revenue from external development costs upon completion of the performance requirements (e.g. as the services are performed and the reimbursable costs are incurred).  Revenue from external development costs are recorded gross as the Company contracts directly with, manages the work of and is responsible for payments to third party vendors for such development and related services, except with respect to any amounts due Sandoz for shared development costs, which are recorded on a net basis.  Specifically, the Company purchases certain manufacturing raw materials from one Sandoz entity that are reimbursed by another Sandoz entity.  For this revenue, the Company applies the provisions of EITF No. 02-16 by analogy and records these amounts net as an offset to the related development expense.

Milestone payments and royalties/profit-share have been determined to be akin to performance bonuses, and accordingly, are recognized as revenue when the performance criteria have been met and collectibility is assured.  The milestones that must be met to receive payment are substantive as they are due only upon the product’s commercial success  The receipt of royalties/profit-share is contingent on a successful product launch and future sales of the product. The Company has not earned any milestones or royalties/profit-share to date.

The 2003 Sandoz Collaboration gives the Company the right to participate in a joint steering committee (JSC) with three representatives from each of the Company and Sandoz.  The JSC is responsible for overseeing development, legal and commercialization activities and approves an annual collaboration plan and budget.  The term of the collaboration expires upon the last commercial sale of M-Enoxaparin by Sandoz in the United States.  Based on the terms of the collaboration agreement, the Company believes that the JSC is akin to a governance function and that the Company’s involvement in the JSC is a right and not an obligation.  Consequently, the Company has concluded that its involvement on the JSC does not constitute a deliverable pursuant to EITF 00-21.  The JSC’s principal efforts consist of oversight activities directed towards obtaining regulatory approval and legal clearance to commercialize M-Enoxaparin.  Sandoz exercises substantial control over these activities because the regulatory application with the FDA is owned by Sandoz and any dispute with Sandoz regarding the strategy to achieve legal clearance is contractually resolved in Sandoz’s favor.

The Company anticipates that its role in the JSC will substantially diminish following product launch as, upon product commercialization, it is expected that Sandoz will conduct the manufacturing, distribution and marketing activities.  Contractual provisions give Sandoz sole discretion and exclusive authority to determine whether or not to launch M-Enoxaparin prior to receipt of final legal clearance as well as to determine product pricing.  Sandoz may also terminate the agreement if the product or the market lacks commercial viability.  The Company does not have contractual co-marketing rights and has no distribution or marketing capabilities.

The Company hereby acknowledges that:

•                       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filing; and

•                       the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff.  If you have any questions or comments regarding the foregoing, kindly contact me at (617) 395-5131.  Thank you for your time and attention.

Sincerely,

/s/ Richard P. Shea

Richard P. Shea

cc:           Securities and Exchange Commission

   Jim B. Rosenberg

   Mary Mast

Wilmer Cutler Pickering Hale and Dorr LLP

   Steven D. Singer

   Tod K. Reichert